Exhibit (a)(12)

Approved, SCAO
Original - Court 1st copy - Defendant
2nd copy - Plaintiff 3rd copy - Return
STATE OF MICHIGAN
JUDICIAL DISTRICT Washtenaw JUDICIAL CIRCUIT COUNTY PROBATE
SUMMONS AND COMPLAINT
CASE NO.
2015- 818CB
Archie C Brown
Court address
Court telephone no.
101 E. Huron Street, Ann Arbor, MI 48107
(734) 222-3270
Plaintiffs name(s), address(es), and telephone no(s).
GREG SAGGIO, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of TECUMSEH PRODUCTS COMPANY
v
Defendant’s name(s), address(es), and telephone no(s). Mueller Industries, Inc.
c/o The Corporation Trust Company, registered agent Corporation Trust Center 1209 Orange Street Wilmington, DE 19801
Plaintiffs attorney, bar no., address, and telephone no.
The Miller Law Firm, P.C.
Marc L. Newman (P51393) Jayson E. Blake (P56128) 950 W. University Drive, Suite 300 Rochester, MI 48307 (248) 841-2200
FILED WASHTENAW COUNTY MICHIGAN
AUG 14 2015
LAWRENCE KESTENBAUM COUNTY CLERK REGISTER
SUMMONS NOTICE TO THE DEFENDANT: In the name of the people of the State of Michigan you are notified:
1. You are being sued.
2. YOU HAVE 21 DAYS after receiving this summons to file a written answer with the court and serve a copy on the other party or take other lawful action with the court (28 days if you were served by mail or you were served outside this state). (MCR 2.111[C])
3. If you do not answer or take other action within the time allowed, judgment may be entered against you for the relief demanded in the complaint.
Issued This summons expires NOV 14 2015 Court clerk
*This summons is invalid unless served on or before its expiration date. This document must be sealed by the seal of the court.
COMPLAINT Instruction: The following is information that is required to be in the caption of every complaint and is to be completed by the plaintiff. Actual allegations and the claim for relief must be stated on additional complaint pages and attached to this form.
This is a business case in which all or part of the action includes a business or commercial dispute under MCR 600 8035. Family Division Cases
There is no other pending or resolved action within the jurisdiction of the family division of circuit court involving the family or family members of the parties.
An action within the jurisdiction of the family division of the circuit court involving the family or family members of the parties has been previously filed in Court.
The action remains is no longer pending. The docket number and the judge assigned to the action are:
Docket no.
Judge
Bar no.
General Civil Cases
There is no other pending or resolved civil action arising out of the same transaction or occurrence as alleged in the complaint. A civil action between these parties or other parties arising out of the transaction or occurrence alleged in the complaint has been previously filed in Court.
The action remains is no longer pending. The docket number and the judge assigned to the action are:
Docket no.
Judge
Bar no.
VENUE
Plaintiff(s) residence (include city, township, or village) Ann Arbor, MI
Defendant(s) residence (include city, township, or village) Memphis, Tennessee
Place where action arose or business conducted Ann Arbor, MI
08/14/2015
Date Signature of attorney/plaintiff
If you require special accommodations to use the court because of a disability or if you require a foreign language interpreter to help you fully participate in court proceedings, please contact the court immediately to make arrangements.
MC 01 (5/15) SUMMONS AND COMPLAINT MCR 2.102(B)(11), MCR 2.104, MCR 2.105, MCR 2.107, MCR 2.113(C)(2)(a), (b), MCR 3.206(A)

PROOF OF SERVICE
SUMMONS AND COMPLAINT
Case No. 2015- CB
TO PROCESS SERVER: You are to serve the summons and complaint not later than 91 days from the date of filing or the date of expiration on the order for second summons. You must make and file your return with the court clerk. If you are unable to complete service you must return this original and all copies to the court clerk.
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OFFICER CERTIFICATE
I certify that I am a sheriff, deputy sheriff, bailiff, appointed court officer, or attorney for a party (MCR 2.104[A][2]), and that: (notarization not required)
OR
AFFIDAVIT OF PROCESS SERVER Being first duly sworn, I state that I am a legally competent adult who is not a party or an officer of a corporate party, and that: (notarization required)
I served personally a copy of the summons and complaint,
I served by registered or certified mail (copy of return receipt attached) a copy of the summons and complaint, together with
List all documents served with the Summons and Complaint on the defendant(s):
Defendant’s name
Complete address(es) of service
Day, date, time
I have personally attempted to serve the summons and complaint, together with any attachments, on the following defendant(s) and have been unable to complete service.
Defendant’s name
Complete address(es) of service Day, date, time
I declare that the statements above are true to the best of my information, knowledge, and belief.
Signature
Service fee Miles traveled Mileage fee Total fee
$ $ $ Name (type or print)
Title
Subscribed and sworn to before me on , County, Michigan.
Date
My commission expires: Signature:
Date Deputy court clerk/Notary public
Notary public, State of Michigan, County of
ACKNOWLEDGMENT OF SERVICE
I acknowledge that I have received service of the summons and complaint, together with
Attachments
on
Day, date, time
on behalf of .
Signature

STATE OF MICHIGAN

WASHTENAW COUNTY CIRCUIT COURT

GREG SAGGIO, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of TECUMSEH PRODUCTS COMPANY, Plaintiff,		Case No. 2015 - 818 CB Archie C Brown CLASS AND DERIVATIVE ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

vs.

MUELLER INDUSTRIES, INC., ATLAS HOLDINGS LLC, MA INDUSTRIAL JV LLC, MA INDUSTRIAL SUB INC., HAROLD M. KARP, STEPHANIE H. BOYSE, GARY L. COWGER, ROBERT E. ROSSITER, TERENCE C. SEIKEL, DOUGLAS M. SULIMAN, JR. and MITCHELL I. QUAIN,

Defendants,

THIS CASE QUALIFIES FOR THE BUSINESS COURT PURSUANT TO MCL 600.8031 AND MCL 600.8035

There is no other civil action between these parties arising out of the transaction or occurrences alleged in this Complaint pending in this Court, nor has any such action been previously filed and dismissed or transferred after having been assigned to a judge.

– and –

TECUMSEH PRODUCTS COMPANY, a Michigan corporation,		Marc L. Newman (P51393)

Nominal Party.
/
ATTORNEYS FOR PLAINTIFF
THE MILLER LAW FIRM, P.C. E. POWELL MILLER (P39487) MARC L. NEWMAN (P51393) 950 W. University Drive, Suite 300 Rochester, MI 48307 Telephone: 248/841-2200 248/652-2852 (fax)		ROBBINS GELLER RUDMAN & DOWD LLP DAVID T. WISSBROECKER EDWARD M. GERGOSIAN (P35322) 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

/

SUMMARY OF THE ACTION

1. This is a shareholder action brought by plaintiff: (i) derivatively on behalf of Tecumseh Products Company (“Tecumseh” or the “Company”); and (ii) individually and on behalf of other similarly situated shareholders of Tecumseh, against the members of Tecumseh’s Board of Directors (the “Board”), Mueller Industries, Inc. (“Mueller Industries”), Atlas Holdings LLC (“Atlas Holdings”), MA Industrial TV LLC (“Parent”), a Delaware limited liability company, and MA Industrial Sub Inc. (“Merger Sub,” and with Mueller Industries, Atlas Holdings, Parent and Merger Sub, “Mueller”), for breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty arising out of the proposed sale of Tecumseh to Mueller (the “Proposed Acquisition”).

2. Tecumseh is headquartered in Ann Arbor, Michigan and is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic pipe fittings and valves; refrigeration valves, vessels and fittings; and fabricated tubular products. On August 5, 2015, Tecumseh entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mueller. Pursuant to the Merger Agreement Mueller will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares at a purchase price of just $5.00 per Tecumseh share. The Merger Agreement provides that the Offer will commence on or after the date that is 14 days after the date of the Merger Agreement, but in no event later than ten business days following such date, and will remain open for twenty business days. Following the consummation of the Offer, Tecumseh will survive as the wholly-owned subsidiary of Parent. Defendants are working quickly to consummate the deal; absent judicial intervention, the acquisition is expected to close in the middle of September 2015.

3. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Tecumseh to Mueller on terms preferential to defendants and other Tecumseh insiders and to subvert the interests of plaintiff and the other public stockholders of the

Company. The Proposed Acquisition is being driven by the Company’s current Board and management, who took over Tecumseh in 2014 as liquidation and wind down specialists, and who hold over 180,000 Tecumseh shares. The Board and other company insiders seek liquidity for their illiquid holdings in Tecumseh stock, and the Proposed Acquisition offers significant liquidity for their illiquid Tecumseh shares. Thus Board members are conflicted and serving their own financial interests rather than those of Tecumseh’s other shareholders.

4. The Proposed Acquisition price of just $5.00 per share drastically undervalues the Company and its prospects. The 85-year-old business, which employs more than 90% of its 6,000- plus workforce outside the U.S., reported net income of $1.7 million or $0.09 per share on $163.9 million revenue for the three months ended June 30,2015 – its first profitable quarter in more than two years. Moreover, Tecumseh has traded above the Offer price several times in the last twelve months, including as high as $5.50 per share on August 20, 2014 (10% above the offer price), $5.40 on August 29, 2014, and $5.49 on December 23, 2014.

5. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Tecumseh’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to the controlling shareholders’ goals of liquidity, as well as Mueller.

6. To protect against the threat of alternate bidders out-bidding Mueller after the Announcement, defendants implemented preclusive deal protection devices to guarantee that Mueller will not lose its preferred position. First, pursuant to the Merger Agreement, Mueller will commence a tender offer shortly. The initial offer period of the Tender Offer will expire as soon as 20 business days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock.

7. Furthermore, the Company has granted to Mueller an irrevocable right (the “Top-Up Option”), which Mueller may exercise following the closing of the Tender Offer to purchase from the Company, at a price per share equal to the tender offer price of $35.50 per share in cash, up to that number of newly issued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned by Mueller at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of Company. Once Mueller controls one share more than 90% of the outstanding Tecumseh shares, Mueller will affect the merger as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote.

8. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting Mueller the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow Mueller to issue sufficient shares to itself in order to effectuate a short-form merger, even if Tecumseh’s minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself is a sham, as it allows Mueller to purchase the Top-Up Shares with a promissory note payable in one year, i. e., well after the close of the resulting short-form merger.

9. In addition, defendants agreed to specific deal protection devices which effectively preclude any competing bids for Tecumseh. While the Merger Agreement permits Tecumseh to shop itself until on or about September 4, 2015, that provision appears to be meaningless in light of the deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include:

(a) a “no-solicitation” or “no-shop” provision that precludes Tecumseh from providing confidential Company information to, or even communicating with, potential competing bidders for the Company after the “go-shop” period ends except under very limited circumstances;

(b) an illusory “fiduciary out” for the no-shop provision that requires the Company to provide Mueller with advance notice before providing any competing bidder with any confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information;

(c) an “information rights” provision that requires the Company to provide Mueller with confidential, non-public information about competing proposals which Mueller can then use to formulate a matching bid;

(d) a “matching rights” provision that requires Tecumseh to provide Mueller with the opportunity to match any competing proposal; and

(e) a termination and expense fee provision that requires the Company to pay Mueller a multi-million fee if the Proposed Acquisition is terminated in favor of a superior proposal.

10. Thus the Board compounded its breaches by, inter alia, agreeing to these unreasonable deal protection devices that preclude other bidders from making a successful competing offer for the Company. The Top-Up Option and the deal protection devices prelude a fair sales process for Tecumseh’s shareholders and make the Proposed Acquisition a virtual fait accompli.

11. In pursuing the unlawful plan to sell Tecumseh, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

12. Instead of attempting to obtain the highest price reasonably available for Tecumseh for its shareholders, defendants tailored the terms of the Proposed Acquisition to meet the specific needs of Company insiders and Mueller. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Tecumseh to Mueller and Mueller only, on terms preferential to Mueller and to aggrandize the financial interests of the Company insiders at the expense of plaintiff and Tecumseh’s public stockholders.

13. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the merger of Tecumseh with Mueller on terms preferential to Mueller and defendants, and detrimental to plaintiff and Tecumseh’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.

JURISDICTION AND VENUE

14. This Court has jurisdiction over Tecumseh because Tecumseh conducts business in Michigan, is a citizen of Michigan and is incorporated in Michigan. Tecumseh has its principal place of business at 5683 Hines Drive, Ann Arbor, Michigan.

15. Venue is proper in this Court under MCL §600.1621(a) because at least one defendant resides and/or has a place of business in this County.

THE PARTIES

16. Plaintiff Greg Saggio is, and at all times relevant hereto was, a shareholder of Tecumseh.

17. Nominal party Tecumseh is a Michigan corporation headquartered in Ann Arbor, Michigan.

18. Defendant Mueller Industries is headquartered in Memphis, Tennessee. Defendant Mueller Industries is sued herein as an aider and abettor.

19. Defendant Atlas Holdings is headquartered in Greenwich, Connecticut.

20. Defendant Parent is a Delaware limited liability company. Defendant Parent is sued herein as an aider and abetter.

21. Defendant Merger Sub is a Michigan corporation and a wholly-owned subsidiary of Parent. Merger Sub is sued herein as an aider and abetter.

22. Defendant Harold M. Karp is and has been at all relevant times Tecumseh’s Chairman and CEO, and a member of the Board. Karp replaced Tecumseh’s former President, Chief Executive Officer and Secretary effective June 27,2014, as interim President and Chief Executive Officer. The interim was dropped from Karp’s title effective September 18, 2014.

23. Defendant Stephanie H. Boyse is and has been at all relevant times a member of the Board.

24. Defendant Gary L. Cowger is and has been at all relevant times a member of the Board.

25. Defendant Robert E. Rossiter is and has been at all relevant times a member of the Board.

26. Defendant Terence C. Seikel is and has been at all relevant times a member of the Board.

27. Defendant Douglas M. Suliman, Jr. is and has been at all relevant times a member of the Board.

28. Defendant Mitchell I. Quain is and has been at all relevant times a member of the Board.

29. The defendants named above in ¶¶22-28 are sometimes collectively referred to herein as the “Individual Defendants.”

SUBSTANTIVE ALLEGATIONS

30. Tecumseh is an 85-year-old business headquartered in Ann Arbor, Michigan and is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic pipe fittings and valves; refrigeration valves, vessels and fittings; and fabricated tubular products. Tecumseh employs more than 90% of its 6,000-plus workforce outside the U.S.

31. Mueller is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic pipe fittings and valves; refrigeration valves, vessels and fittings; and fabricated tubular products. Mueller Industries’ operations are located throughout the United States and in Canada, Mexico, Great Britain, and China. Mueller Industries’ business is importantly linked to: (i) the construction of new homes; (ii) the improvement and reconditioning of existing homes and structures; and (iii) the commercial construction market which includes office buildings, factories, hotels, and hospitals.

32. Founded in 2002, Atlas Holdings is headquartered in Greenwich, Connecticut. Atlas Holdings and its affiliates own 16 companies that employ nearly 15,000 associates and operate more than 100 facilities across the globe – generating approximately $4 billion in revenue annually. Atlas Holdings companies are engaged in a variety of industries, including aluminum processing, automotive, building materials, capital equipment, construction, energy, industrial services, packaging, paper, power generation, steel, and supply chain management.

33. On August 5, 2015, Tecumseh entered into the Merger Agreement with Mueller. Pursuant to the Merger Agreement Mueller commence the Offer to purchase all of the outstanding shares at a purchase price of just $5.00 per Tecumseh share. The Merger Agreement provides that the Offer will commence on or after the date that is 14 days after the date of the Merger Agreement, but in no event later than ten business days following such date, and will remain open for twenty business days. Following the consummation of the Offer, Tecumseh will survive as the wholly-owned subsidiary of Parent. Defendants are working quickly to consummate the deal; absent judicial intervention, the acquisition is expected to close in the middle of September 2015.

34. The press release announcing the Proposed Acquisition states in pertinent part:

Tecumseh Products Company Enters Into Definitive Agreement

to Be Acquired By an Affiliate of Mueller Industries & Atlas Holdings

Tecumseh Products Company Stockholders to Receive $5.00 per Share in Cash

Tecumseh Products Company Will Remain a Standalone Business

… Tecumseh Products Company (“Tecumseh” or “the Company”), a leading global manufacturer of compressors and related products, in conjunction with Mueller Industries, Inc. (“Mueller Industries”) and Atlas Holdings LLC (“Atlas Holdings”), today announced that they have entered into a definitive merger agreement under which an affiliate of Mueller Industries and Atlas Holdings will acquire Tecumseh in a transaction valued at approximately $123 million, including the assumption of net debt. The offer price of $5.00 per share in cash reflects a 155% premium based on Tecumseh’s closing price of $ 1.96 per share on August 4, 2015.

The proposed transaction would bring together Tecumseh, an iconic brand with a global footprint and market-leading positions, with new owners, Mueller Industries and Atlas Holdings, who will contribute market and operational expertise, as well as capital.

“We look forward to working with Mueller Industries and Atlas Holdings to help us achieve continued growth as we provide our customers with innovative, best- in-class products and outstanding service and support,” stated Harold Karp, President and Chief Executive Officer of Tecumseh.

Transaction Overview

Under the terms of the merger agreement, an affiliate of Mueller Industries and Atlas Holdings will commence a tender offer for all the outstanding common stock shares of Tecumseh for $5.00 per share in cash, a 155% premium based on Tecumseh’s closing price of $1.96 per share on August 4,2015. Tecumseh’s Board of Directors has unanimously approved the merger agreement.

Post Transaction Positioning

Tecumseh will remain a standalone business with its headquarters unchanged at the close of the proposed transaction. In addition, Tecumseh will continue to operate its global technology centers and manufacturing facilities in North America, South America, Europe and Asia. Tecumseh will become a privately held company and will be delisted from the NASDAQ Stock Market, strengthening the Company’s ability to focus on growing the business, launching new products and enhancing customer service levels. Tecumseh’s senior management is expected to remain in place post transaction close.

Citi is serving as the Company’s financial advisor, while Honigman Miller Schwartz and Cohn LLP is serving as its legal advisor. Willkie Farr & Gallagher LLP is serving as legal advisor to Mueller Industries and Atlas Holdings.

Transaction Close Process & Timing

The acquisition is subject to customary closing conditions, including a majority of the outstanding shares having been tendered in the tender offer and the expiration or termination of the applicable waiting period under the Hart-Scott- Rodino Antitrust Improvements Act.

The transaction is expected to be completed in the third quarter of 2015.

35. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Tecumseh to Mueller on terms preferential to defendants and other Tecumseh insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Company’s current Board and management, who took over Tecumseh in 2014 as liquidation and wind down specialists, and who hold over 180,000 Tecumseh shares. The Board and other company insiders seek liquidity for their illiquid holdings in Tecumseh stock, and the Proposed Acquisition offers significant liquidity for their illiquid Tecumseh shares. Thus Board members are conflicted and serving their own financial interests rather than those of Tecumseh’s other shareholders.

36. From the Proposed Acquisition, Tecumseh’s officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units and restricted shares, all of which shall, upon completion of the transaction, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions more dollars in change-of-control payments.

37. Furthermore, while Tecumseh’s shareholders are being cut out of the picture, in addition to “cashing in” their illiquid holdings, the Company’s management appears to be staying on board after the transaction. In the press release announcing the Proposed Acquisition, defendant Karp admitted that following the close of the Proposed Acquisition, “We look forward to working with Mueller Industries and Atlas Holdings to help us achieve continued growth as we provide our customers with innovative, best-in-class products and outstanding service and support.” Consequently, in being retained by Mueller, Tecumseh’s management gets the best of both worlds: they can cash in their equity holdings, but also remain in their current positions without being subject to the hassles and filing requirements of running a publicly traded company. In other words, the Proposed Acquisition is essentially a management buyout, backed by Mueller.

38. The Proposed Acquisition price of just $5.00 per share drastically undervalues the Company and its prospects. The 85-year-old business, which employs more than 90% of its 6,000- plus workforce outside the U.S., reported net income of $1.7 million or $0.09 per share on $163.9 million revenue for the three months ended June 30,2015 – its first profitable quarter in more than two years. Moreover, Tecumseh has traded above the Offer price several times in the last twelve months, including as high as $5.50 per share on August 20,2014 (10% above the offer price), $5.40 on August 29, 2014, and $5.49 on December 23,2014.

39. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Tecumseh’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to the controlling shareholders’ goals of liquidity, as well as Mueller.

40. To protect against the threat of alternate bidders out-bidding Mueller after the Announcement, defendants implemented preclusive deal protection devices to guarantee that Mueller will not lose its preferred position. First, pursuant to the Merger Agreement, Mueller will commence a tender offer shortly. The initial offer period of the Tender Offer will expire as soon as 20 business days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock.

41. Furthermore, the Company has granted to Mueller an irrevocable right, which Mueller may exercise following the closing of the Tender Offer to purchase from the Company, at a price per share equal to the tender offer price of $35.50 per share in cash, up to that number of newly issued shares of Company common stock that, when added to the number of shares of Company common stock owned by Mueller at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of Company. Once Mueller controls one share more than 90% of the outstanding Tecumseh shares, Mueller will affect the merger as a short-form merger-to cash out any shareholders who do not tender – without so much as a shareholder vote.

42. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting Mueller the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow Mueller to issue sufficient shares to itself in order to effectuate a short-form merger, even if Tecumseh’s minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself is a sham, as it allows Mueller to purchase the Top-Up Shares with a promissory note payable in one year, i.e., well after the close of the resulting short-form merger.

43. In addition, defendants agreed to specific deal protection devices which effectively preclude any competing bids for Tecumseh. While the Merger Agreement permits Tecumseh to shop itself until on or about September 4,2015, that provision appears to be meaningless in light of the deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include:

(a) a “no-solicitation” or “no-shop” provision that precludes Tecumseh from providing confidential Company information to, or even communicating with, potential competing bidders for the Company after the “go-shop” period ends except under very limited circumstances;

(b) an illusory “fiduciary out” for the no-shop provision that requires the Company to provide Mueller with advance notice before providing any competing bidder with any confidential Company information, even after the Board has determined that the competing bid is reasonably likely to lead to a superior proposal and that the Board is breaching its fiduciary duties by not providing the competing bidder with confidential Company information;

(c) an “information rights” provision that requires the Company to provide Mueller with confidential, non-public information about competing proposals which Mueller can then use to formulate a matching bid;

(d) a “matching rights” provision that requires Tecumseh to provide Mueller with the opportunity to match any competing proposal; and

(e) a termination and expense fee provision that requires the Company to pay Mueller a multi-million fee if the Proposed Acquisition is terminated in favor of a superior proposal.

44. Thus the Board compounded its breaches by, inter alia, agreeing to these unreasonable deal protection devices that preclude other bidders from making a successful competing offer for the Company. The Top-Up option and the deal protection devices prelude a fair sales process for Tecumseh’s shareholders and make the Proposed Acquisition a virtual fait accompli.

45. In pursuing the unlawful plan to sell Tecumseh, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing. Defendants have also breached their fiduciary duties owed to the Company by engaging in the aforementioned misconduct resulting in Defendants’ unjust enrichment.

46. Instead of attempting to obtain the highest price reasonably available for Tecumseh for its shareholders, defendants tailored the terms of the Proposed Acquisition to meet the specific needs of Company insiders and Mueller. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Tecumseh to Mueller and Mueller only, on terms preferential to Mueller and to aggrandize the financial interests of the Company insiders at the expense of Tecumseh, plaintiff and Tecumseh’s public stockholders.

CLASS ACTION ALLEGATIONS

47. Plaintiff brings this action individually and as a class action on behalf of all holders of Tecumseh stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

48. This action is properly maintainable as a class action and is not removable.

49. The Class is so numerous that joinder of all members is impracticable. According to Tecumseh’s SEC filings, there are more than 18.5 million shares of Tecumseh common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

50. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether defendants are unjustly enriching themselves and other insiders or affiliates of Tecumseh;

(d) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(f) whether the defendants failed to disclose material information to shareholders in connection with the potential transaction, or aided and abetted therein; and

(g) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.

51. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

52. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

53. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the parties opposing the Class.

54. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

55. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ FIDUCIARY DUTIES AND

THE “ENTIRE FAIRNESS” STANDARD

56. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control; or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

57. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Tecumseh, are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

58. Specifically, in any situation where a controlling shareholder’s conflicting interests, including a goal of liquidity, causes it to compete with minority shareholders for consideration, the entire fairness standard is implicated, and the defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

59. The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.

60. The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.

61. To demonstrate entire fairness, the defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the board of directors discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price. Because the Company’s officers and directors hold significantly divergent interests from the minority shareholders, the burden to prove the entire fairness of the Proposed Acquisition will remain with defendants.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

62. In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

63. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

DEMAND PURSUANT TO §450.1493(A)

OF THE MICHIGAN BUSINESS CORPORATIONS ACT

64. Plaintiff was a shareholder of Tecumseh at the time of the acts complained of herein, and remains a shareholder of the Company.

65. Pursuant to §450.1493a of the Michigan Business Corporations Act, “Commencement of derivative proceedings by shareholder,” “[a] shareholder may not commence a derivative proceeding until all of the following have occurred:

(a) A written demand has been made upon the corporation to take suitable action.

(b) Ninety days have expired from the date the demand was made unless the shareholder has earlier been notified that the demand has been rejected by the corporation or unless irreparable injury to the corporation would result by waiting for the expiration of the 90-day period.”

66. Pursuant to the Michigan Business Corporations Act, §450.1493(a), plaintiff has made a demand upon the current Board prior to commencing their actions, informing the Board of the alleged wrongdoers; describing the factual basis for the allegations of wrongdoing; describing how such wrongdoing is harmful to the Company and its public shareholders; and requesting that the Board take remedial action, including without limitation, to ensure that the Proposed Acquisition’s consideration is fair to Tecumseh and its shareholders. Plaintiff made his demand on the Board on August 14, 2015.

67. Plaintiff is not required to wait for a response from the Board because “irreparable injury to the corporation would result by waiting” based on the imminent Offer and closing of the Proposed Acquisition. Mich. Bus. Corp. Act §450.1943a.

68. Plaintiff has, thus, pursuant to Michigan Court Rule 3.502(a), notified the Board of the identity of the alleged wrongdoers who are breaching, and continuing to breach their fiduciary duties in violation of §541 (a) of the Michigan Business Corporations Act, in detail, and requested that the Board take remedial measures to correct and remedy the alleged wrongdoing. The Board has declined to take action within the time requested in the Demand.

69. Plaintiff is not required to wait 90 days for the Board to respond to the demand to commence this action because, as alleged herein, the Company and its shareholders will be irreparably harmed if the Board is permitted to continue with a sale of the Company pursuant to an unlawful process and unlawful conduct by Defendants.

70. If plaintiff was required to wait 90 days to even file the action, there would be insufficient time to engage in the necessary discovery to seek equitable and injunctive relief as to his derivative claims prior to the expiration of the Offer (in mid-September 2015) and closing of the merger shortly thereafter. Once the Proposed Acquisition closes, the harm will be irreparable, as undoing a complex corporate transaction is impossible and damages are difficult to ascertain.

71. Plaintiff has a sufficient basis to commence derivative claims without waiting for the 90 day period to run.

72. Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company and its shareholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty

Against the Individual Defendants

73. Plaintiff repeats and realleges each allegation set forth herein.

74. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Tecumseh and have acted to put their personal interests ahead of the interests of Tecumseh’s shareholders.

75. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

76. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Tecumseh’s shareholders.

77. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Tecumseh because, among other reasons:

(a) they failed to properly value Tecumseh; and

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.

78. Because the Individual Defendants dominate and control the business and corporate affairs of Tecumseh, and are in possession of private corporate information concerning Tecumseh’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Tecumseh which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of holders.

79. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

80. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

81. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and may consummate the Proposed Acquisition.

82. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

83. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Mueller Industries, Atlas Holdings, Parent and Merger Sub

84. Plaintiff repeats and realleges each allegation set forth herein.

85. Defendants Mueller Industries, Atlas Holdings, Parent and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Tecumseh, including plaintiff and the members of the Class.

86. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

87. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

88. Mueller Industries, Atlas Holdings, Parent and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

89. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Derivative Claim for Breach of Fiduciary Duties

Against the Individual Defendants

90. Plaintiff repeats and realleges each allegation set forth herein.

91. Plaintiff asserts this claim derivatively on behalf of Tecumseh.

92. The Individual Defendants have breached fiduciary duties of care, loyalty, candor, good faith, and independence owed to Tecumseh and have acted to put their personal interests ahead of the interests of Tecumseh.

93. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, have breached their fiduciary duties by entering into a merger transaction with Mueller without regard to the fairness of the transaction to Tecumseh.

94. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to Tecumseh because, among other reasons:

(a) They ignored or did not protect against the numerous conflicts of interest resulting from the material insider benefits secured in the Proposed Acquisition;

(b) They failed to conduct a full and fair sales process for Tecumseh, thereby failing in their duty to properly obtain a fair price for the value of Tecumseh common shares in order to secure material insider benefits for Company insiders;

(c) They failed to fully inform themselves of the market value of Tecumseh before taking, or agreeing to refrain from taking, action resulting in the sale of Tecumseh at an unfair price to Mueller; and

(d) They adopted and agreed to preclusive deal protection devices that collectively lock up the sale of the Company for the benefit of defendants’ preferred bidder Mueller without regard to the fairness of the Proposed Acquisition price.

95. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Tecumseh.

96. The Individual Defendants are not acting in good faith toward Tecumseh, and have breached and are breaching the fiduciary duties owed to Tecumseh.

97. As a result of the Individual Defendants’ actions, the Company has been and is being irreparably injured.

FOURTH CAUSE OF ACTION

Derivative Claim for Unjust Enrichment

Against the Individual Defendants

98. Plaintiff repeats and realleges each allegation set forth herein.

99. Plaintiff asserts this claim derivatively on behalf of Tecumseh.

100. As a result of the misconduct particularized herein, defendants have been unjustly enriched at the expense of Tecumseh, in the form of unjustified fees, salaries, stock awards, stock options and other emoluments of office.

101. All the payments and benefits provided to Defendants were at the expense of Tecumseh. The Company received no benefit from these payments.

102. As a direct and proximate result of defendants’ gross mismanagement Tecumseh has been and is being irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief against defendants as follows:

A. Declaring that the First and Second Causes of this action are properly maintainable as a class action;

B. Declaring that the Third and Fourth Causes of this action are properly maintainable as a derivative action, and that plaintiff is an adequate representative of the Company;

C. Declaring that defendants have breached their fiduciary duties and have been unjustly enriched;

D. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Tecumseh and its shareholders;

F. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

DATED: August 14, 2015	THE MILLER LAW FIRM, P.C.

E. POWELL MILLER (P39487)
MARC L. NEWMAN (P51393)
950 W. University Drive, Suite 300
Rochester, MI 48307
Telephone: 248/841-2200
248/652-2852 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN (P35322)
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

THE BRISCOE LAW FIRM, PLLC
WILLIE C. BRISCOE
8150 N. Central Expressway, Suite 1575
Dallas, TX 75206
Telephone: 214/239-4568
281/254-7789 (fax)

POWERS TAYLOR LLP
PATRICK W. POWERS
Campbell Centre II
8150 North Central Expressway, Suite 1575
Dallas, TX 75206
Telephone: 214/239-8900
214/239-8901 (fax)

Attorneys for Plaintiff